EXHIBIT 99.31

Emerald Health Therapeutics Expands Distribution of its SYNC 25 CBD Oil to Two More Canadian Provinces

Following product’s successful introduction in British Columbia, Emerald’s high-potency SYNC 25 CBD oil is now also available in Alberta and Saskatchewan

VANCOUVER, British Columbia, July 10, 2019 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) has shipped 9,960 40-ml units of its SYNC 25 CBD oil to Alberta and Saskatchewan. The Emerald-branded Indica-dominant CBD oil offers consumers a smoke-free product alternative.

“CBD oil has become an increasingly popular product on the market today, and our cannabis-derived SYNC 25 is an example of the high-quality products that consumers can expect from Emerald,” said Dr. Avtar Dhillon, President and Executive Chairman of Emerald. “With our range of expertise in the research and development of science-driven products, we will continue to expand our product portfolio and meet consumer demand.”

SYNC 25 has been shipped to Alberta Gaming, Liquor and Cannabis and to private retailers authorized by the Saskatchewan Liquor and Gaming Authority. In May, Emerald shipped 6,000 40-ml units of SYNC 25 to the British Columbia Liquor Distribution Branch.

About Emerald Health Therapeutics, Inc.

Emerald Health Therapeutics, Inc. is a Canadian licensed producer of cannabis products, with strategic initiatives focused on differentiated, value-added product development for medical and adult-use customers supported by novel intellectual property, large-scale cultivation, extraction, and softgel encapsulation, as well as unique marketing and distribution channels. Its 50%-owned Pure Sunfarms operation in British Columbia is in full production in its first 1.1 million square foot greenhouse, with growing capacity of approximately 75,000 kg; a second 1.1 million square foot greenhouse is planned to be in full production by the end of 2020. Emerald’s two other wholly-owned facilities in Québec, a high-quality indoor growing and processing facility, and British Columbia, an organic greenhouse and outdoor operation, are completing construction and are working toward final permitting. Emerald has also contracted for approximately 1,200 acres of hemp annually in 2019 to 2022 with the objective of extracting low-cost CBD. Its team is highly experienced in life sciences, product development, large-scale agri-business, and marketing.

Emerald is part of the Emerald Health group, which represents a broad array of companies focused on developing pharmaceutical, botanical, and nutraceutical products aimed at providing wellness and medical benefits by interacting with the human body’s endocannabinoid system.

For further information about Emerald Health Therapeutics.

Please visit www.emeraldhealth.ca or contact:

Rob Hill, Chief Financial Officer
(800) 757 3536 Ext. #5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include production and processing capacity of various facilities; expansion of facilities; anticipated production costs; acquisition of hemp; development and sale of products; and expansion of product portfolio.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, failure to obtain regulatory approvals; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; as well as the risk factors described in the Company’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.